FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Year End and Q4 Financial Results

RECORD ANNUAL PER SHARE NET INCOME and EBITDAS

Fiscal 2011 Net Income climbs to $1,551,000 or $0.46 per share [$0.44 fully diluted]
Fiscal 2011 EBITDAS rises to $0.84 per share [$0.80 fully diluted]
Q4 Gross Revenue Rises 1.4%

Vancouver, Canada, April 26, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fourth quarter and year end for fiscal 2011, which ended February 29, 2012. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000; and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Net income for the 2011 Fiscal Year was a record $1,551,000 or $0.46 per share [$0.44 fully diluted] versus a net loss of ($82,000) or ($0.02) the prior year due to a one time stock based compensation event. Gross Revenue for the year dropped 3% to $19,457,000 from $20,049,000 as the company pared back sales of a licensed beverage brand. The Company experienced positive sales growth over the last half of the year.

Gross revenue for Q4 2011 was $3,908,000, versus $3,854,000 in the same period of last year, an increase of 1.4% . It is the second comparative quarterly revenue increase since Q2 of fiscal 2008, before the Company downsized its operations in response to the World economic crisis.

Q4 2011 net income was $212,000 or $0.06 per share [$0.06 fully diluted] versus net income of $13,000 or $0.01 per share [$0.01 fully diluted] in the same quarter of fiscal 2010.

2011 net income before stock based compensation (SBC) increased to 1,966,000 or $0.58 per share [$0.55 fully diluted] versus $1,593,000 or $0.41 per share [$0.41 fully diluted] in the same quarter last year. 2011 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $2,843,000 or $0.84 per share [$0.80 fully diluted], versus $3,127,000 or $0.81 per share [$0.81 fully diluted] last year.

Non-GAAP Net Income before SBC is determined as follows:

	FY	FY	Q4	Q4
	2011	2010	2011	2010
Net Income (loss)	$1,551,000	($82,000)	$212,000	$13,000
Add back SBC	415,000	1,675,000	155,000	219,000
Net income before SBC	$1,966,000	$1,593,000	$367,000	$232,000

Non-GAAP Net Income per share before SBC is determined as follows:

	FY	FY	Q4	Q4
	2011	2010	2011	2010
Net Income (loss) per share	$0.46	($0.02)	$0.07	$0.00
Add back SBC per share	0.12	0.43	0.04	0.06
Net Income per share before SBC	$0.58	$0.41	$0.11	$0.06

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY	FY	Q4	Q4
	2011	2010	2011	2010

Net Income (loss)	$1,551,000	($82,000)	$212,000	$13,000

Add back:
Interest	108,000	152,000	40,000	41,000
Depreciation and Amortization	676,000	701,000	171,000	181,000
Non-cash stock based compensation	415,000	1,675,000	155,000	218,000
Non-cash income tax expense	93,000	681,000	(527,000)	134,000

Total Add Backs	1,292,000	3,209,000	(161,000)	574,000

EBITDAS	$2,843,000	$3,127,000	$51,000	$587,000

EBITDAS per share reconciles to earnings per share as follows:

	FY	FY	Q4	Q4
	2011	2010	2011	2010

Net Income (loss) per share	$0.46	($0.02)	$0.07	$0.00

Add back:
Interest	0.03	0.04	0.01	0.01
Depreciation and Amortization	0.20	0.18	0.05	0.05
Non-cash stock based compensation	0.12	0.43	0.05	0.06
Non-cash income tax expense	0.03	0.18	(0.16)	0.03

EBITDAS per share	$0.84	$0.81	$0.02	$0.15

Gross profit margin for the fiscal year was 38.7%, up slightly from 38.2% in the same period last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Discounts, rebates and slotting fees were $1,052,000 in 2011, down from $1,140,000 the prior year. SG&A expenses were $4,656,000 in 2011, versus $5,862,000 in the previous year. The principal differences are the reduction of stock based compensation charges and the ongoing impact of efficiency measures and cost controls.

The Company repaid $1,763,000 of long term debt during the year and paid $1,149,000 to repurchase 344,381 of its common shares at an average price of $3.34 per share during fiscal 2011. Cash on hand net of non-trade obligations as at February 29, 2012 was $836,000.

As at February 29, 2012 the Company had outstanding 3,236,668 common shares. The Company believes that its common share price remains undervalued and will continue with the repurchase of its shares at appropriate times.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TrueBlack™ Blackberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2012 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(EXPRESSED IN CANADIAN DOLLARS)

	February 29,	February 28,
	2012	2011

Gross revenue	$19,456,504	$20,048,942
Less: Discounts, rebates and slotting fees	(1,052,453)	(1,139,911)
Net revenue	18,404,051	18,909,031

Expenses (Income)
Cost of sales	11,287,079	11,690,856
Selling, general & administration expenses	4,656,298	5,862,189
Depreciation	676,464	701,389
Interest expense, net	115,627	167,408
Loss on disposal of assets	11,013	4,238
Gain on contract settlement	-	(158,960)
Change in fair value of derivative liability	17,160	65,676
Foreign exchange loss (gain)	4,666	(6,619)
Interest income	(8,216)	(15,997)
Total Expenses	16,760,091	18,310,180

Income before taxes	1,643,961	598,851
Income tax expense	(93,103)	(680,879)

Net income	$1,550,858	$(82,028)

Earnings per share
Basic income per share	$0.46	$(0.02)
Weighted average number of common shares outstanding - basic	3,368,751	3,853,866

Diluted income per share	$0.44	$(0.02)
Weighted average number of common shares outstanding - diluted	3,541,859	3,853,866